[Adams and Reese LLP Letterhead]

August 10, 2010

Via Facsimile No. 703-813-6982

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE – Mail Stop 7010

Washington, D.C. 20549-3628

Re:	Evolution Petroleum Corporation
Registrtion Statement onForm S-3
Filed July 14, 2010
File No. 333-168107

Dear Mr. Schwall:

At the request of Evolution Petroleum Corporation (“Evolution” or the “Company”), we are responding to comments received in a letter dated August 6, 2010 to Robert S. Herlin, concerning the Company’s Registration Statement on Form S-3 (the “Registration Statement” or the “Form S-3”).  For your convenience, we have repeated in bold type the comments and requests for additional information as set forth in your letter.  Evolution’s response follows each applicable comment or request.

Outside Front Cover

1.                                     Please set forth on the outside front cover of the prospectus the calculation of the aggregate market value of the registrant’s outstanding voting and nonvoting common equity pursuant to General Instruction I.B.6 of Form S-3 and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.  See Instruction 7 to General Instruction I.B.6 of Form S-3.

Response: The Company respectfully notes your comment regarding General Instruction I.B.6 of Form S-3.  However, the Company is relying on General Instruction I.B.1 of Form S-3 in connection with this offering and, therefore, does not believe it is required to include the information requested in Instruction 7 to General Instruction I.B.6 of Form S-3.

In view thereof, the Company confirms that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company is $75 million or more as determined pursuant to General Instruction I.B.1.

Ratios of Earnings to Fixed Charges … page 3

2.                                     We note that your earnings are not sufficient to cover your fixed charges.  Please confirm that you will include risk factor disclosure in any prospectus supplement to issue debt securities.

Response: The Company confirms that it will include an appropriate risk factor disclosure in any prospectus supplement to issue debt securities identifying the relevant risks associated with such issuance in view of the earnings to fixed charges ratio.

Description of Warrants, page 4

3.                                     You state that you may issue warrants to purchase “other securities.”  Please clarify the nature of such “other securities.”

Response: The warrants contemplated in the Registration Statement shall be for the purchase of common stock or preferred stock.  The Company has revised the Description of Warrants section to omit references to “other securities” and to clarify the securities that may be purchased with the warrants.  Please see “Description of Warrants” on page 4 of Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

Information Incorporated by Reference, page 14

4.                                     We note in your statement that “all documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement.”  Please revise this statement in light of the requirement that certain Exchange Act filings must be specifically incorporated by reference into the prospectus by means of a statement to that effect in the prospectus listing all such documents.  See Item 12(a) of Form S-3.

Response: The Company included the incorporation statement regarding “all documents filed by us pursuant to the Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement” pursuant to the guidance provided by the SEC in the Question 123.05 of the Securities Act Forms Compliance and

Disclosure Interpretations (the “CDI”).  The Company will undertake to provide the information in any 424(b) prospectus when filed.

Signatures

5.                                     Please amend your registration statement to include the signature of your controller or principal accounting officer.  Please see Signatures, Instruction 1 to Form S-3.

Response: The Company notes that Mr. Sterling H. McDonald is the principal accounting officer of the Company.  The Company has revised Mr. McDonald’s signature block to include the Principal Accounting Officer Designation.

Exhibit 5.1

6.                                     Please obtain and file as exhibits new or revised opinions that:

•                  Opines that the preferred stock is legally issued, fully paid, and nonassessable;

•                  States that the warrants will constitute valid and binding obligations of the registrant; and,

•                  Opines on the law on which the indentures are governed.

Response: Please see a revised legal opinion attached as Exhibit 5.1 to Amendment No. 1 reflecting your comments.

7.                                     Please confirm that you will file a clean legal opinion with each shelf takedown.

Response: The Company confirms that it will file a clean legal opinion with each shelf takedown.

If you have any questions or comments concerning these comments, please contact the undersigned at (713) 308-0166.

Very truly yours,

Adams and Reese LLP

/s/ Michael T. Larkin

Michael T. Larkin

cc:           Douglas Brown

United States Securities and Exchange Commission

Michael Karney

United States Securities and Exchange Commission

Sterling H. McDonald

Evolution Petroleum Corporation